March 16, 2016

J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	XFit Brands, Inc.
Registration Statement on Form S-1
Filed February 26, 2016
File No. 333-209774

Dear Mr. McWilliams:

On behalf of our client, XFit Brands, Inc., a Nevada corporation (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2016 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated March 9, 2016 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

General

1.	It appears you are attempting to register the resale of an amount of common stock substantially in excess of one-third of the amount of common stock outstanding held by persons other than your affiliates. Please reduce the amount of common stock issuable pursuant to the equity line financing that you are registering for resale to no greater than one-third of your public float, excluding shares beneficially owned by your affiliates. To the extent that you need to amend the equity line agreement to do so, please withdraw your current registration statement and refile a new registration statement, along with the amended equity line agreement, which registers no greater than one-third of your public float. For guidance, refer to Questions 139.12 through 139.24 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comments, the Company has reduced the amount of shares of its common stock being registered for the equity line financing with Kodiak Capital Group to 620,000 shares representing one-third of the Company’s public float of 1,868,246 shares, based on the 4,118,500 shares outstanding and 2,250,254 shares held by the Company’s affiliates. The Company has also reduced the amount of shares being offered for resale by the PIMCO Funds in respect of common shares underlying their warrant. Amendment No.1 also contains appropriate updates to reflect the reduced amount of shares being registered. No amendments were required to the Company’s equity line agreement based on the reduction of shares being registered.

J. Nolan McWilliams

Attorney-Advisor

Securities and Exchange Commission

March 16, 2016

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (310) 982-2720.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia
&Carney

/s/ Gregory R. Carney
Gregory R. Carney

Enclosure

cc:        XFit Brands, Inc.